UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: March 31, 2006
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FORM 12b-25	SEC FILE NUMBER 333-52650

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):   ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q    ☐  Form N-SAR    ☐  Form N-CSR

For Period Ended: June 30, 2003
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I –– REGISTRANT INFORMATION

Instanet, Inc.

Full Name of Registrant

Former Name if Applicable

480 South Holly

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80246

City, State and Zip Code

PART II –– RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III –– NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          As a result of the share exchange described in our Current Report on Form 8-K, filed on June 25, 2003, Instanet, Inc. changed both its ownership and operations. Shareholders of VitaCube Systems, Inc., our now wholly-owned subsidiary, obtained ownership of approximately 90% of our issued and outstanding stock, and the business of VitaCube became the business of Instanet. Prior to the share exchange, we had no business and few assets. After the share exchange, we incorporated the operations, history and financials of VitaCube. As a result, the financial statements previously filed by us will not accurately reflect our business. Additional time is required for us to prepare financial statements and footnotes reflecting the current and past results and condition of VitaCube and for our new certifying accountants to review and discuss these materials with us.

          As a further result of the share exchange, results of operations from the corresponding period for the last fiscal year of our operations will change significantly. Assets will increase from $60,123 at June 30, 2002 to approximately $914,543 at June 30, 2003; and current liabilities will increase from none to $1,635,861 at those dates. Instanet reported no revenues and expenses of $2,296 and $8,603 for the three and six month periods ended June 30, 2002; VitaCube operations produced revenues of approximately $326,193 ($210,421 gross profit) and $739,054 ($466,723 gross profit) and operating expenses of $489,511 and $1,092,231, respectively, for the same periods.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV –– OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

NEIL E. AYERVAIS	303	753-9000

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Instanet, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2003	By	SANFORD D. GREENBERG

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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